

September 19, 2022

Catherine Hoovel
Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois, 60607

> **Re: McDonald's Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2022**
> **Filed August 4, 2022**
> **File No. 001-05231**

Dear Ms. Hoovel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of the War in Ukraine, page 16

1. We note company-operated restaurants in Russia appear to be more than 25% of total company-operated restaurants. Please explain to us and disclose as appropriate the expected impact on your cash flows, liquidity, financial position, and results of operations (in particular, revenues) due to your exit from Russia. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.

Operating Income & Operating Margin, page 28

2. Please provide for the periods presented here and as applicable in your Form 10-K

filings and interim period earnings releases furnished in Form 8-K a reconciliation between "Non-GAAP operating income" and GAAP "operating income." Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services